July 21, 2016
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549
 Attention:  Mr. Arthur C. Sandel and Ms. Lulu Cheng
Re:	Toyota Auto Receivables 2013-A Owner Trust
Toyota Auto Receivables 2013-B Owner Trust
Toyota Auto Receivables 2015-A Owner Trust
Toyota Auto Receivables 2015-C Owner Trust
Forms 10-K for Fiscal Year Ended December 31, 2015
Filed March 25, 2016
File Nos. 333-168098-07, 333-188672-02, 333-188672-06 and 333-188672-08

Dear Mr. Sandel and Ms. Cheng:
Toyota Motor Credit Corporation (“TMCC”) and Toyota Auto Finance Receivables LLC (“TAFR”, and together with TMCC, the “Companies”) have requested that we respond to the Commission Staff's comment letter, dated June 22, 2016 (the “Comment Letter”), relating to the annual reports on Form 10-K (the “Form 10-Ks”) for the fiscal year ended December 31, 2015 (“FY 2015”), filed on March 25, 2016 for each of Toyota Auto Receivables 2013-A Owner Trust (“TAOT 2013-A”), Toyota Auto Receivables 2013-B Owner Trust (“TAOT 2013-B”), Toyota Auto Receivables 2015-A Owner Trust (“TAOT 2015-A”) and Toyota Auto Receivables 2015-C Owner Trust (“TAOT 2015-C” and, together with TAOT 2013-A, TAOT 2013-B and TAOT 2015-A, the “Trusts”).  We are thus submitting this letter on behalf of the Companies.
The Companies have responded to the Staff's comments by providing an explanation or supplemental information as requested.  For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Companies’ responses accordingly.
Comment:  We note your descriptions of the material instances of noncompliance with respect to Item 1122(d)(4)(vi) and Item 1122(d)(4)(vii) of Regulation AB. We further note that similar disclosures describing similar material instances of noncompliance have been made on a recurring basis in recent years in annual reports for transactions where Toyota Motor Credit Corporation (“TMCC”) acted as servicer, including, for example, in Forms 10-K for the fiscal years ended December 31, 2012, December 31, 2013, and (with respect to Item 1122(d)(4)(vii) only) December 31, 2014. With a view towards disclosure, please explain to us:
•	whether the material instances of noncompliance you described in the Forms 10-K for the fiscal year ended December 31, 2015 (the “FY 2015 Forms 10-K”) are the same as the material instances of noncompliance described in prior years;

United States Securities and Exchange Commission
July 21, 2016

Response:
Item 1122(d)(4)(vi):  The finding of a material instance of noncompliance (each, a “MINC”) with respect to Item 1122(d)(4)(vi) in FY 2015 was not the result of the same activities that led to the findings of MINCs with respect to Item 1122(d)(4)(vi) in prior years.  TMCC’s finding of a MINC with respect to Item 1122(d)(4)(vi) in FY 2015 was the result of activities TMCC undertook in connection with due date changes. Due date changes relate to changing the specific monthly due date on which an obligor makes payment, but do not involve granting relief to a debtor from an obligation to pay in a particular month.  Specifically, TMCC granted due date changes to certain obligors without obtaining customer signatures as required by applicable state regulations.
In prior periods, TMCC’s findings of MINCs with respect to 1122(d)(4)(vi) related to activities surrounding contract extensions granted to certain obligors, not due date changes. Contract extensions involve TMCC’s agreement to defer a debtor’s obligation to make a principal payment owing during the term of a contract to a date falling beyond the then-existing maturity date for the contract, resulting in a period where no principal payment is due from the obligor and the life of the contract is extended.  The contributing issues to the contract extensions-related MINC included having granted extensions to certain obligors in a manner inconsistent with TMCC’s internal policies and procedures, and failing to obtain customer signatures as required by applicable state regulations.  There were no recurring problems associated with contract extensions in FY 2015.
Item 1122(d)(4)(vii):  MINC recurrence is a bit more nuanced with regard to Item 1122(d)(4)(vii).  The scope of Item 1122(d)(4)(vii) is expansive, requiring an assessment of loss mitigation and recovery actions having been initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.   TMCC’s finding of a MINC with respect to Item 1122(d)(4)(vii) in FY 2015 was attributable to four broad categories of servicing activities, only three of which were also identified in prior years.1  The three previously identified activity categories related to:
(i)	the timing and coding of repossessions in TMCC’s servicing system;
(ii)	surplus/deficiency notices sent to obligors of repossessed vehicles sold at auction; and

1 The fourth activity that contributed to the finding of a MINC with respect to Item 1122(d)(4)(vii) related to the timing of outbound call attempts by TMCC, and was not found to have contributed to the finding of a MINC in any prior year.

United States Securities and Exchange Commission
July 21, 2016

(iii)	the mailing of notices of billing statement cessation on receivables after a bankruptcy filing by the related obligor.
Each of these broad categories of servicing activities is comprised of numerous, disparate underlying activities and processes. An assessment of whether instances of noncompliance are recurring errors requires an analysis of the specific underlying activity involved in each finding of noncompliance.
The MINC findings arising out of two activity categories (timing and coding of repossessions; and surplus/deficiency notices) did not share the same underlying specific activities between FY 2015 and the prior years.  An example of the disparate underlying activities involved in the surplus/deficiency findings across reporting periods is illustrative.  In FY 2015, the contributing issue for surplus/deficiency notices related to the omission of a refund amount  from a notice sent to an obligor because the amount had not yet been provided to TMCC by a third party by the time the notice was required to be sent.  In contrast, the error for surplus/deficiency notices in the fiscal year ended December 31, 2014 (“FY 2014”) involved notices that were complete and legally sufficient, but were not compliant with TMCC’s internal policy regarding calculation of gross obligation.
The MINC findings arising out of the third activity category (notices of billing statement cessation after bankruptcy) did relate to similar underlying specific activities in both FY 2015 and FY 2014, and is accordingly the sole instance of a recurring MINC.  Specifically, the underlying activity related to TMCC’s failure to send certain notices of billing statement cessation on receivables after a bankruptcy filing was made by the related obligor.  Although these notices of statement cessation are not required by law, it was TMCC’s policy to provide notice to the obligor in this circumstance.   TMCC intends to update its policy to remove such notice requirement, which policy change will fully remediate this activity on a going forward basis.
Although there were two MINCs reported by TMCC for FY 2015, only one of those MINCs had been reported as a MINC in FY 2014.  Within the MINC for Item 1122(d)(4)(vii) reported for both FY 2015 and FY 2014, only one specific activity that contributed to the finding of the MINC in FY 2015 had contributed to the finding of a MINC in prior years.
•	whether the remedial considerations that you have disclosed in the FY 2015 Forms 10-K are the same steps that you had disclosed taking in the previous Forms 10-K;
Response:  Although the broad categories of remedial considerations disclosed in the FY 2015 Forms 10-K regarding the MINCs described therein are similar to those disclosed in previous Forms 10-K, the focus of those remedial considerations across the reporting periods has differed.  As discussed in the first response, the findings of noncompliance arose out of numerous, disparate underlying activities and processes that comprise the broad service activity categories assessed pursuant to Regulation

United States Securities and Exchange Commission
July 21, 2016

AB.   Historically, TMCC has focused its remedial activity directly at the level of the specific underlying activity.  For example, to remediate errors in the contract extension process which contributed to MINCs in Item 1122(d)(4)(vi) prior to FY 2015, TMCC undertook  the following steps (as disclosed in the Companies’ Forms 10-K for the fiscal year ended December 31, 2013 (the “FY 2013 Forms 10-K”):
•	increased coaching, communication and education for its customer service representatives and vendors to ensure that extensions are granted, approved and documented in accordance with applicable policies and procedures;
•	implemented new tools to assist customer service representatives in reviewing, granting, approving and documenting extensions in accordance with applicable policies and procedures;
•	reviewed policies and procedures to reduce potential errors and to improve accountability and monitoring; and
•	implemented greater management oversight, monitoring, quality assurance controls and internal testing of the extensions process.
In FY 2015, the underlying activity related to the Item 1122(d)(4)(vi) MINC concerned due date changes, not contract extensions. The Companies’ FY 2015 Forms 10-K disclosed that TMCC was considering:
•	greater automation;
•	additional monitoring, and
•	testing and development of additional preventive and detective controls to address the errors related to due date changes.
While the remedial activities disclosed in the FY 2015 Forms 10-K match in terms of broad categories some of the remedial activities described in the FY 2013 Forms 10-K, an essential difference is that the remedial activities described for FY 2015 are focused on a different activity – due date changes.
TMCC has historically directed its remediation efforts at the specific underlying activity that contributed to a MINC finding.  Remediation efforts have been made to eliminate the potential for human error associated with manual processes by increasing automation and updating systems.  And while these automation efforts are high priority and ongoing, TMCC continues to develop and employ additional monitoring and quality assurance measures to reduce the likelihood of noncompliance with regard to activities that retain a manual feature.
•	what additional considerations were given to what TMCC would do to address the recurring nature of these instances of noncompliance; and

United States Securities and Exchange Commission
July 21, 2016

Response:  As described above, only one of the particular issues that contributed to the finding of a MINC in FY 2015 had contributed to the finding of a MINC in prior reporting periods.  That particular issue will be remediated going forward by a policy change that TMCC has determined to adopt.  The Companies have made focused efforts to remediate issues contributing to findings of MINCs as they arise, and the Companies are continuing to do so.  As described below, the Companies are also taking steps to identify and reduce the likelihood of instances of noncompliance with all criteria assessed under Item 1122 of Regulation AB.
•	any other steps that TMCC has undertaken or will undertake to ensure that similar errors do not occur in the future.
Response:  Although the Companies continue to believe that the MINCs reported with respect to FY 2015 and the MINCs reported in each prior reporting period had no material adverse effect on security holders or on the amounts or timing of any payments to security holders, the Companies are committed to achieving complete compliance with the criteria assessed under Item 1122 of Regulation AB.  To that end, and in addition to the specific remediation activities previously disclosed by the Companies in the Forms 10-K for the fiscal years ended December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015, the Companies are undertaking a holistic approach to the remediation of errors, in order to prevent them from occurring in the future.  TMCC is in the process of engaging a third party audit firm to perform a structural assessment of TMCC’s asset-backed securities program and to perform quarterly testing of TMCC’s compliance with the criteria assessed under Item 1122 of Regulation AB.  TMCC’s long term strategy is to implement automation solutions for applicable key activities, and thereby increase compliance controls.  But until such automation is complete, the potential for noncompliance caused by human error in manual processes remains.  Therefore, TMCC is simultaneously in the process of enhancing its compliance monitoring program.
The Companies acknowledge that:
•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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United States Securities and Exchange Commission
July 21, 2016

Should you have any further questions or comments please contact me at 212-309-6200.
Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:	Katherine Adkins, Esq.